AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

03032575

September 29, 2003

SUPPL

TSX Venture Exchange
27th Floor, 650 W. Georgia Street
Vancouver, BC V6B 4N9

Attention: Index Analyst

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

RECEIVED OCT 07 2003

Dear Sirs:

Re: Property Acquisition - Issuance of 200,000 Common Shares

Pursuant to a Letter of Intent, dated April 15, 2002, as amended on October 4, 2002, between the Company and Luis Zumaeta, please accept this as notice that the Company has issued its second payment of 200,000 common shares to Luis Zumaeta for the option to acquire a 75% interest in certain mining exploration rights in Southern Peru. The shares have a hold period expiring on January 29, 2004.

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

Per:

Nick DeMare
Director

ND:as

cc: U.S. Securities and Exchange Commission (File No. 82-3093)